UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

European partnership in auto financing between Crédit Agricole SA and Fiat Auto S.p.A.

SIGNATURES

European partnership in auto financing between Crédit Agricole SA and Fiat Auto S.p.A.

Fiat Auto and Crédit Agricole today announced that they have reached an agreement for the creation of a 50/50 Joint Venture, Fiat Auto Financial Services ("FAFS"), which will carry out the main financing activities related to Fiat Auto in Europe. The agreement is subject to final documentation. The transaction may be closed up to June 30, 2007, but every effort will be made to complete it by December 31, 2006, after the necessary regulatory approvals and the exercise by Fiat Auto of the call on Fidis Retail Italia.

FAFS activities will include Fiat Auto dealer financing, auto fleet lease and management services, as well as the retail auto financing activities now carried out by Fidis Retail Italia (currently 51%-owned by Banca Intesa, Capitalia, UniCredit and San Paolo-IMI). In addition, the JV will offer new financial products to Fiat Auto customers and dealers, leveraging Crédit Agricole's financial expertise. FAFS will operate in 13 European countries and will manage assets of approximately EUR13 billion.

Under the terms of the agreement, Fiat Auto will receive EUR1 billion in cash for 50% of FAFS, valuing 100% of the JV equity EUR2 billion. The JV will benefit from strong integration with Fiat Auto and from Crédit Agricole's leadership in European consumer finance. Crédit Agricole will provide funding to FAFS at a highly competitive cost. The governance of FAFS will be shared between the two partners.

René Carron, Chairman of Crédit Agricole S.A. stated: “This transaction marks a new step of the international expansion strategy of Crédit Agricole S.A. which is a key element of its 3-year development plan.” Georges Pauget, CEO of Crédit Agricole S.A. added: “This transaction is also of major importance to further consolidate our market position in specialized financial services. We are pleased to strengthen our relationships with Fiat, Italy’s largest industrial group, and to participate in the renewed growth of its auto sector.”

Sergio Marchionne, CEO of Fiat Auto, declared: “With this new agreement, we are expanding the scope of our alliance strategy to strengthen our financial offering to dealers and customers. This alliance, between a large banking institution and a leading automaker, represents a new reference in passenger car financing and will further support Fiat Auto’s ambition throughout Europe. We are delighted to have established this partnership with a financial institution of the caliber and reputation of Crédit Agricole.”

Fiat Group was advised by Goldman Sachs International and Grande Stevens (legal advisors), Crédit Agricole by Banca Leonardo, Calyon, Rothschild and Baker & McKenzie (legal advisors).

About

Crédit Agricole Specialized Financial Services encompasses three business lines: consumer finance, lease finance and factoring. In consumer finance, Crédit Agricole has a leading position in the European market, managing through its subsidiaries Sofinco and Finaref more than EUR37 billion of assets in 15 European countries.

Fiat Auto is one of Europe’s leading car manufacturers with worldwide unit sales of nearly 1.9 million vehicles in the past 12 months and 2005 revenues in excess of EUR 19.5 billion. With its three well-established brands - Fiat, Alfa Romeo and Lancia - as well as a strong presence in light commercial vehicles, Fiat Auto has a nearly 8% share of the Western European auto market.

24 July, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney